

BUSINESS PLAN

FOR THE FEATURE LENGTH MOTION PICTURE

THE DEVIL'S CIRCLE

THE LEGEND OF THE TRAMPING GROUND

UPDATED AUG '19

FOR MORE INFORMATION CONTACT **CHRIS TAYLOR** | CHRIS@ADVENTUSFILMS.NET | 206-260-2077

TABLE OF CONTENTS



Adventus Films on the production of the TV show
Tabitha: Witch Of The Order

EXECUTIVE SUMMARY

Synopsis: Based on the actual legend of the 'Devil's Tramping Ground' in North Carolina, an anthology of 4 separate horror stories by random visitors of the mysterious Devil's Circle (The 'Circle') is intertwined and connected to that of a writer who happens to be conducting research on the legend.

Investigative journalist Pete Rutherford's career has taken a drastic diversion when he finds himself in the deep south exploring a 200-year-old supernatural legend, the ancient 'Devil's Circle', a circular bare patch of land where nothing ever grows. Local folklore proclaims tales of bizarre, unexplainable and freakish occurrences by visitors over the years. Interviews with the locals yield mostly ridicule of the legend as experiences from vistors tell a very different story. Unable to walk away, Pete diligently presses forward with his project, potentially establishing the groundwork for a chilling prophecy that has simply been biding its time in releasing one final evil upon mankind.

Will the book's success come at a price too great?

Genre: Feature Length Suspense/Drama

Schedule:

Pre-production:	12 weeks
Principal Photography:	3 - 4 weeks
Post-Production:	6 - 9 months
First Potential Returns:	18 months

Budget: $100,000 (target)

$75,000 minimum needed to complete production

$50,000 needed to begin production

Sales: *The Devil's Circle* distribution will be helmed by a professional sales agent (with previous collaboration) who's familiar with bringing micro-budget movies to market and earning a profit. Among the film's two production companies and sales team (JonJed Films, Adventus), we have significant production experience, exposure in the marketplace and ties to some great movie distributors to help give it an audience.

PRODUCERS

JonJed Films, a young Charlotte, NC production company, is the creative force behind *The Devil's Circle*. The namesake of writer/director Jon Jedliskowski, it has so far dedicated itself to creating great horror films and established itself as a viable up-and-comer in the genre. With a handful of short films under its belt, JonJed is primed to take the leap into feature filmmaking on the micro-budget level.

 

Adventus Films, a successful, Seattle production company, will spearhead *The Devil's Circle's* development and production. Led by cinematographer and editor Chris Taylor, AF has three in-house films to its name, *Marla Mae*, *Martingale* and *Killing Joke*, and more than two dozen films where it has lent a creative hand in either cinematography or key production. In addition, they've also produced commercials and similar videos for countless organizations including Microsoft, Costco, St. Vincent De Paul and YMCA. The experience they bring to the table will ensure *The Devil's Circle* gets the recognition it needs to become a success in the film market.

   

Body of Work

Adventus Films will be responsible for much of the cinematic quality of *The Devil's Circle*.



Kelly Sullivan (*General Hospital*)
from Adventus Films' crime drama *MARTINGALE*
in post-production
directed by Jeremy Berrg, written & produced by Chris Taylor



Russell Hodgkinson (*Z Nation*)
from Compulsion's suspense *SOLITUDE*
directed by T. Tapper and D. Doupé, shot by Chris Taylor
view the entire film at adventusfilms.net/solitude



Lisa van Dam-Bates
from Adventus's horror *MARLA MAE*
Acquired by High Octane Pictures for distribution
directed by Lisa van Dam-Bates, shot by Chris Taylor



Steve Vanderzee
from Adventus Films' slasher horror *KILLING JOKE*
(recently finished and seeking distribution)
directed by Jeremy Berg, shot by Chris Taylor

















WINNER AUDIENCE CHOICE AWARD SEATTLE 48 HOUR FILM PROJECT 2017
WINNER AUDIENCE CHOICE AWARD SEATTLE HORROR 48 HOUR FILM PROJECT 2013
WINNER BEST SCI-FI/HORROR FEATURE TORONTO INDEPENDENT FILM FESTIVAL 2015
WINNER BEST CINEMATOGRAPHY SEATTLE 48 HOUR FILM PROJECT 2014
WINNER AUDIENCE CHOICE AWARD SEATTLE TRUE INDEPENDENT FILM FESTIVAL 2013
WINNER AUDIENCE CHOICE AWARD HOLLYWOOD FRINGE FILM FESTIVAL 2012
WINNER BEST FILM NORTHWEST COLLEGE FILM FESTIVAL 2012
WINNER BEST SHORT FILM SEATTLE TRUE INDEPENDENT FILM FESTIVAL 2012

Director's Statement

I enjoyed horror movies since I was about seven years old when I'd come home from school and watch a program called AFTER SCHOOL CREATURE FEATURE that featured all the classic monsters and characters: Frankenstein, Dracula, Boris Karloff, Bela Lugosi, etc. Then when I was 12, I read AMITYVILLE HORROR right before the movie came out. Following that was THE EXORCIST and the FRIDAY THE 13TH series. At that point, I was hooked.

The main inspiration and fascination to make this movie was to adapt an actual legend that hadn't been put to film yet. I want to do something unique. So I think we're following the footsteps of AMITYVILLE HORROR and The ANNABELLE series. Here we have this little thing that the rest of the country has not heard of yet so wanted to take advantage of it while I can.

I'm not going to stop until this movie is made and made well.

Jon Jedliskowski
writer/director



PRODUCTION PLAN
WHAT'S THE PROCESS AND HOW LONG WILL IT TAKE?

Using our prior feature films as a framework, we're able to produce a great horror film like *The Devil's Circle* on a shorter shooting schedule, while also saving a lot of money shooting outside a big market like Los Angeles or New York. We'll be able to complete the film and have it ready for a festival run and/or distributors in under 18 months from the time we receive at least 80% of its funding: the amount needed for pre-production (attaching actors, legal fees) and production. Since most of the budget is wrapped up in principal photography, which will take place in Western Washington, curtailing the amount of shooting days is key. We've found that roughly 15 - 20 days of shooting, while challenging, provides a condensed, cost efficient schedule but still allowing us to maintain great quality and creative space for the final piece.



At our budget level, we can secure a few SAG/AFTRA roles in our cast with the "Ultra Low Budget" contract. While this is, for all intents and purposes, a deferred rate for actors, it allows us access to more experienced, more talented people from other parts of the country. All of this is important of course to improve the overall quality of the movie. It also offers an opportunity to allow it more notoriety with known actors in the cast.

Once a final cut is achieved, our immediate goal is to find a market for *The Devil's Circle*, which traditionally for a movie of this budget, is VOD and box stores. We do this through a combination of film festival exhibition, private screenings and locating buyers at events like the American Film Market in Santa Monica, CA. Securing a distributor for movie sales is the end goal but we see great value with the long game that is the film festival circuit. Even just a decent film festival run affords distributor-networking opportunities and helps the movie gain media attention with online publications. Distributors are much more likely to purchase films that already have a built-in online presence and examples of audience acceptance, whether that comes in the form of "official selections" or with awards, which is not uncommon for the nearly 5,000 annual film festivals existing in the world now (for example, our short film *A Man Buried,* with 20 film festivals submissions in 2011/2012, got into 8 of them and won awards at 3 of them).

MARKET

What kind of ROI can I expect?

While there are no guarantees of ROI with any investment, film has historically proven itself financially lucrative when partnering together the right filmmakers, actors and script. The same is true for even the nearly unheard of movies that have sometimes no name talent, virtually no universal marketing and are devoid of a theatrical run. While independents that sit in the $1 million and up range can often struggle to find an audience, and ultimately, see a financial return, the VOD market has given good films with a fraction of that budget an avenue to earn a decent profit. See the *GROSS REVENUE* examples below:


COMPARABLE HORROR MOVIES UNDER $1 MILLION BUDGET
Thousands of Dollars
$2,500
$2,000
$1,500
$1,000
$500
$0
Coherence $50 $146
Found $8 $270
A Horrible Way To Die $96 $250
The Invoking $11 $350
The Signal $50 $406
All The Boys Love Mandy Lane $750 $1,900
The Pact $400 $2,000
The Gallows $100 $2,000
SOURCE: www.the-numbers.com and www.boxofficemojo.com
Budget
Gross Revenue (or Minimum Guarantee)

Distribution & Earnings

Coherence, Found, The Invoking: these are movies most people know nothing about. But all three are horror films made in the last few years that have at least tripled the amount it cost to make them - and without the use of big name talent. It's very common for an independent producer to strike a six-figure deal on a micro-budget feature, especially in this genre. For a movie like *The Devil's Circle*, made for $100-150k, this opens up a big window of opportunity to see a profit and it certainly depends on the quality of the movie and how we leverage our distribution channels.

As soon as we complete post-production on *The Devil's Circle*, we'll immediately find channels to give it visibility and get it on the market - and we'll do that by showcasing it film festivals around the world, press (usually online these days) and early distributor and sales representation solicitation. With movies, it's all about about perceived quality and an implied entertainment value, usually through trailer and artwork (movie poster) creation. This is something our team is great at doing within very economical means while getting it through what we'll refer to as "Stage 1" of the marketing process: getting the distributor's attention. Once it's in their hands, they take their own liberties with marketing to reach the largest audience possible. But reaching that point also means we've completed the most difficult steps as filmmakers and it's up to the audience to decide how successful the movie is!

BUDGET

ABOVE THE LINE

Script	$0
Producers + Director	$7,000
Cast, Stunts	$42,500
Travel & Lodging	$3,900
TOTAL	**$53,400**

BELOW THE LINE
Production

Production Staff	$7,600
Locations & Set Design	$6,500
Costumes	$500
Make-up & Hair	$3,600
Camera & Lighting	$28,200
Sound	$6,300
Props	$1,000
Food	$3,500
Transportation	$1,000
Special FX	$2,250
TOTAL	**$60,450**

Post-Production

Editing	$8,000
Post Sound	$5,000
Music	$1,000
Visual FX	$3,000
TOTAL	**$17,000**

Other

Contingency	$7,500
Insurance	$2,500
Legal	$9,100
TOTAL	**$19,100**

GRAND TOTAL **$149,950**

INVESTMENT
WHAT WOULD I GET OUT OF THIS?

The Potential

A great movie, even independently produced on a micro-budget, has one of the best upside vs. risk potentials of any investment you can make. The 2004 sci-fi drama *Primer*, made by a first-time director and acted by a no-name cast for $10k, has generated nearly $850k in its lifetime. Little known director John Carney made the romantic musical *Once* in 2007 for $150k, which has since generated over $23 million. Speaking on a much smaller level, Joe Swanberg's *Autoerotic*, made for only $15k in 2011, was sold for $70k. Even our own Seattle-bred Lynn Shelton made *Humpday* for less than $50k (est.), which has earned over $850k. The list of new and first-time filmmakers producing profitable movies goes on and on – and many of them are able to do that because of the autonomy of their production budgets.

Low-budget movies like *The Devil's Circle* are developed mostly with those investors in mind who'd like to get their feet wet as an Executive Producer. It's obviously much lower risk than the million dollar blockbusters we usually see while still providing good earning potential and establishing that same integrity and communal predilection amongst filmmakers. It supports the independent film community and maintains our region's ability to produce quality content in Washington State.

Our #1 goal financially is to see that our investors recoup their money. After that, the percentages you earn are determined by the amount of shares purchased.

Your Investment

As a Limited Partner of *The Devil's Circle*, you will qualify for the following financial benefits:

✓ 120% of your initial investment before net revenue

✓ 1% equity for every share purchased of all net revenue thereafter
(50 out of 50 shares available at $3000, totaling a 50% overall share)*

For purchasing at least 1 share, you are assured the following additional benefits and credits:

✓ Invitation to the film set during the shoot

✓ Perks like tickets to the premiere, party invitations, signed Blu-ray/poster and other swag

✓ Producer credit (Executive, Co-Executive or Associate, depending on amount)

✓ Movie and IMDb credits (and one sheet/poster credit for Executive Producers)

✓ Status updates during production

* The remaining 50% share belongs to the production companies. Equity may increase based on final funding but will never dilute.

INVESTOR FAQ
ANYTHING ELSE I SHOULD KNOW?

How much will I make from my investment?: There's no hard and fast number we can give you - it could be in the millions or it could be zero. There's no such thing as a fail-safe film investment. If it's any consolation, however, there's very little chance that you won't see any return whatsoever. We prefer to under-promise and over-deliver. But regardless, you'll be able to attend all the screenings and premieres of the movie.

Will my equity ever be diluted?: No. In fact, your equity will increase if we fail to meet our maximum budget.

Will there be any famous actors in the movie?: Name talent is a luxury with a budget like this but if we achieve close to our maximum budget of $100k, we will fill at least ONE SUPPORTING ROLE with a recognizeable actor.

Will the movie play in theaters?: Definitely - but not at your local cineplex. Wide or even select theater releases aren't typical for small movies like this due to its limited theatrical drawing power. However, playing at a film festival theater, which often boasts large audiences, is very likely. It's also possible to setup our own screenings at neighborhood theaters but that would consist of an entirely grassroots effort on our part (and may or may not be cost effective).

How do I know I'm receiving my share of the revenue?: Our contracts require us to disclose all quarterly revenue, whether though future distribution deals, direct aggregation or even small screenings or sales. Since the movie operates as its own company (*The Devil's Circle* LLC), investors will be able to track all expenses and revenue in its account.

What about pre-sales to help with funding?: It's certainly not unheard of with a small budget but it usually requires a name actor or a genre-specific script that elicits a distinct, built in audience that a distributor can bank on. Of course the downside is also producer control: With a distribution company's money attached it's likely they would have specific requests to meet their marketing requirements - which don't always mean making a better movie.

Most indie films are in the higher 6-figure or 7-figure range so why is your budget so low?: In the last five years, our team has inched the budget barometer higher and higher, starting at an INSANELY low $25,000, to increase the production value of each film while still keeping a good ROI in mind. We went on to produce more around the $75k and $120k marks. It's challenging to find an audience and stand out from the saturated Hollywood market as a great movie worth seeing but we know that even well-reviewed indie films can dwell in the red for years because of several factors: overspending, poor advertising, lack of actor drawing power or just bad timing, to name a few. The widely-praised *Green Room* (2015) only recently broke even as of 2019, even considering its 90% Rotten Tomatoes score and the success of the director's prior film, *Blue Ruin* (2013). Why? Well, for one, it's budget was more than 10x its predecessor's. Even as a well-liked movie with great actors like Patrick Stewart and Anton Yelchin at the helm, it still struggled to see a profit.

While a movie like *Green Room* may have been great for filmmakers' careers, proving his ability to make a great 5 million dollar movie with A-list talent, it does little for the financiers unless they want to wait it out for half a decade. There's no algorithm or perfect guideline to ensure the success from the production of any decent script. And of course hindsight is 20/20. But our team does have a track record of being able to trim the fat from production that would otherwise cost two to three times more in the hands of other filmmakers.

CONTACT US
How do we get the ball rolling?

This is a limited partnership between the Investor(s) (Executive Producers) and Adventus Films/Compulsion Films (Production Companies). While there is no guarantee of financial return for this motion picture or any other, we understand the importance of the "Story/Audience/Profitability Balance" and we've created a budget based on those three factors. This production is an opportunity to give new film investors a chance to get their feet wet and allow experienced film investors to safely diversify in their entertainment portfolio. All investors will receive frequent updates as to the status of this project and total transparency of the budgetary distribution of funds.

For more details on how to invest in *The Devil's Circle*, please contact:

Chris Taylor - *The Devil's Circle* Producer
chris@adventusfilms.net
Office: 206.260.2077

Company Website:
www.adventusfilms.net



Wrap party for the feature *Martingale* in May 2019



The Cast & Crew Premier of *Killing Joke*
at the Rialto/Pantages Theater in Tacoma, WA